EXHIBIT 1

Identification of the Subsidiaries that Acquired the Security Being Reported on by the Parent Holding Company or Control Person

ABN AMRO Bank N.V.
ABN AMRO Mellon Global Securities Services B.V.
Adam & Company Investment Management Limited
Adam & Company International Limited
Coutts & Co
RBS Citizens, National Association
RBS Coutts Bank Limited
National Westminster Bank Plc
The Royal Bank of Scotland plc
Ulter Bank Dublin Trust Limited